Exhibit 19

INSIDER TRADING POLICY

INSIDER TRADING POLICY

PURPOSE

This Policy is intended to ensure that all directors, officers, and employees of Pentair plc worldwide (collectively, “Company Personnel”) comply with all applicable laws and regulations that prohibit persons who are aware of material nonpublic information about a company from (i) trading in securities of that company, commonly known as “insider trading,” or (ii) providing material nonpublic information to other persons who may trade on the basis of that information, commonly known as “tipping.” Insider trading and stock tipping, as discussed below, are criminal offenses subject to severe criminal and civil consequences as well as possible discipline or dismissal under this Policy.

SCOPE

This Policy applies to all directors, officers and employees of Pentair plc and its subsidiaries, affiliates and related companies, partnerships and joint ventures in which Pentair plc has a controlling interest (collectively, the “Company”) and to the Company itself. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information.

This Policy applies to family members who reside with Company Personnel (including children away at college), anyone else with whom Company Personnel share a household, and any family members with whom Company Personnel do not share a household but whose transactions in Company Securities are directed by Company Personnel or are subject to Company Personnel influence or control, such as parents or children who consult with Company Personnel before they trade in Company Securities (collectively, “Family Members”).

This Policy applies to any entities that Company Personnel influence or control, including any corporations, partnerships, limited liability companies or trusts (collectively, “Controlled Entities”).

Company Personnel are responsible for the transactions of their Family Members and Controlled Entities, and all such transactions will be treated for the purposes of this Policy and applicable securities laws as if the transactions were for the Company Personnel’s own account.

If a person ceases to be Company Personnel at time when the person is aware of material nonpublic information, the applicable provisions of this Policy will continue to apply to such person until that information has become public or is no longer material. Accordingly, certain

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provisions of this Policy may continue to apply to a person after they cease to be Company Personnel, based on the circumstances in effect at the time of separation from the Company.

DEFINITIONS

Company Securities means and includes, without limitation, the Company’s ordinary shares, options to purchase the Company’s shares, or any other type of securities that the Company may issue, including, but not limited to, debt securities, preferred shares, restricted shares, restricted stock units, performance share units, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s Securities.

Nonpublic information is sometimes referred to as confidential information and means information about the Company that is not known to the public-at-large. All information is considered nonpublic until the business day that is two full trading days after it has been widely released through a press release, news wire, television or radio broadcast, newspaper, magazine or website publication, or public disclosure documents filed with the U.S. Securities and Exchange Commission. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees. If, for example, you were aware of Company material nonpublic information and the Company were to disseminate that information during the trading day before market close on a Monday, you should not trade in Company Securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the dissemination of specific material nonpublic information.

Information is considered material if a reasonable investor would consider it important in deciding whether to buy, hold or sell securities. It is not possible to define all categories of material information; however, information about the following subjects are examples of the type of information that would often be regarded as material, depending on the circumstances, and should be analyzed carefully:

•expected earnings or revenues, as well as Company projections as to future earnings or revenues;
•changes to previously announced earnings guidance, or a decision to suspend earnings guidance;
•significant related party transactions;
•a proposed significant acquisition, disposition or joint venture;
•significant purchases, sales or write-offs of assets;
•a planned offering of securities, change in dividend policy or declaration of a stock split;
•the establishment of a repurchase program for Company Securities or changes thereto;
•a major change in the Company’s pricing or cost structure;
•major marketing changes;

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•a significant product development, gain or loss of a major customer or substantial contract award or termination;
•a significant Company restructuring;
•bank borrowings or other financing transactions out of the ordinary course;
•a change in senior management;
•a change in auditors or notification that the auditor’s reports may no longer be relied upon;
•an imposition of a ban on trading in Company Securities or the securities of another company;
•an impending bankruptcy or the existence of severe liquidity problems;
•pending or threatened significant litigation or resolution of such litigation; and
•a significant cybersecurity incident, such as a data breach.

POLICY

All Company Personnel must comply with applicable securities laws with respect to transactions in Company Securities.

General Prohibitions
Company Personnel, their Family Members and Controlled Entities and the Company must never:

1.Buy, sell or engage in other transactions in Company Securities while aware of Company material nonpublic information, except as otherwise specified in this Policy.

2.Disclose or “tip” material nonpublic information to any unauthorized persons or or recommend the purchase or sale of any Company Securities to others or otherwise making unauthorized disclosure or use of such information, regardless of whether the persons profit or intend to profit by such tipping, disclosure or use.

You must take steps to prevent the inadvertent disclosure of material nonpublic information to unauthorized persons outside the Company. If you believe that the disclosure of material nonpublic information is necessary or appropriate for business reasons, you must consult with Company counsel to ensure that they concur that such disclosure is necessary, and to ensure that any such disclosure will comply with all applicable laws and policies.

Application of Policy to Trading in Other Companies’ Securities
This Policy also prohibits Company Personnel, their Family Members and Controlled Entities and the Company from buying, selling or engaging in other transactions in securities of other companies while aware of material nonpublic information about those other companies that Company Personnel became aware of as a result of their service to the Company. Other companies potentially covered by this restriction may include suppliers, customers, business

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partners, competitors and potential merger and acquisition parties. This restriction also prohibits disclosing or tipping such information, or making trading recommendations regarding such other companies, to any other person.

Specific Prohibition on Special Transactions, Including Hedging and Pledging
Company Personnel, as well as their Family Members and Controlled Entities and anyone designated to engage in securities transactions on behalf of Company Personnel, are prohibited from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars and exchange funds, or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company Securities. Prohibited transactions include transactions in puts, calls, cashless collars, options (other than options issued by the Company to acquire Company Securities), short sales, and similar rights and obligations. The foregoing restriction applies to all Company Securities owned directly or indirectly by Company Personnel, including Company Securities owned by their Family Members and Controlled Entities, and their respective designees. Nothing in this hedging restriction shall preclude any Company Personnel or their designees from engaging in general portfolio diversification or investing in broad-based index funds.

In addition, Company Personnel and their Family Members and Controlled Entities are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

Gifts
Company Personnel may not make a gift of Company Securities while aware of material nonpublic information relating to the Company if the Company Personnel knows or is reckless in not knowing the recipient of the gift would sell the securities prior to the Company’s disclosure of such information. Such a situation can arise with gifts of securities to charities, which are often required by their policies to sell securities soon after a gift.

Event-Specific Trading Windows

From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event or information related to the event remains material and nonpublic, the persons designated by the General Counsel may not trade Company Securities. In that situation, the General Counsel may notify these persons that they should not trade in Company Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or shortening of a Trading Window period will not be announced to the Company as a whole, and should not be communicated to any other person.

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Quarterly Trading Window Procedures for Window Group
The Company imposes certain restrictions on specified directors, executive officers, and other designated personnel in trading Company Securities. These restrictions govern even though the transactions may be permissible under law and apply to the following persons hereafter defined as the “Window Group”:

•All directors of Pentair plc
•All executive officers of Pentair plc
•Segment Presidents and Vice Presidents, Finance (or their equivalents)
•Any other employees designated by the General Counsel
•Family Members and Controlled Entities of any of the foregoing

Except for transactions made subject to a 10b5-1 Plan approved in accordance with this Policy, members of the Window Group may only enter into transactions in Company Securities (including option exercises and gifts, in each case except as described below) during an open trading window that commences on the business day that is two full trading days after the public release of, and investor call regarding, the Company’s quarterly or annual financial results and ends before trading commences on the first day of the last month prior to the close of the next fiscal quarter (“Trading Window”). The Window Group will be informed electronically each quarter of the opening and closing of the Trading Window. The Company may close an open Trading Window early at any time, as deemed appropriate by the General Counsel.

These foregoing restrictions apply to Family Members and Controlled Entities of the Window Group.

The Company will not engage in transactions in Company Securities at any time when there is material nonpublic information about the Company, and will generally be guided by the trading windows set forth in this Policy.

Rule 10b5-1 Plans

Rule 10b5-1 of the Securities Exchange Act of 1934 (the “Exchange Act”) provides a defense from insider trading liability. To be eligible to rely on this defense, a person must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this policy, a 10b5-1 Plan must be approved by the General Counsel and meet the requirements of Rule 10b5-1 as outlined on Appendix A.

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Pre-Clearance Requirement for Section 16 Persons

All members of the Board of Directors and officers subject to Section 16 of the Exchange Act (together, “Section 16 Persons”) must pre-clear all transactions in Company Securities in advance with the General Counsel’s office before effecting the transaction. This pre-clearance is required even if the trading window is open. Any pre-clearance will generally be valid until the end of the second day after receipt of approval, unless the approval specifies a different effective period. To avoid signaling to others that something material and non-public is happening with respect to the Company, Section 16 Person should keep a pre-clearance denial confidential. As a result, Section 16 Persons should seek pre-clearance before talking to others (e.g., brokers) about the proposed transaction. A favorable response from the General Counsel should not be interpreted as approval by the Company of the advisability of the proposed transaction. Section 16 Persons are responsible for determining whether a proposed transaction is permitted under this Policy, and should not effect a proposed transaction if the Section 16 Person is, in fact, aware of material, nonpublic information about the Company.

Section 16 Persons are also subject to the short-swing and reporting obligations of Section 16 of the Exchange Act, Rule 144 of the Securities Act of 1933 applicable to affiliates of the Company, and any stock ownership guidelines adopted by the Company.

EXCEPTIONS

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the vesting or exercise of an employee option to purchase the Company’s shares acquired pursuant to the Company’s plans, to the delivery to the Company of shares to pay the exercise price or satisfy tax withholding requirements for such option, or to the exercise of a right pursuant to which you elect to have the Company net or withhold shares subject to an option to pay the exercise price or satisfy tax withholding requirements. This Policy does apply, however, to any sale of shares as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of or tax withholding for an option and to any market sale of the shares received on exercise of options.

Restricted Stock Unit and Performance Share Unit Awards. This Policy does not apply to the vesting of restricted stock units or performance share units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements upon the vesting of any restricted stock units or performance share units. The Policy does apply, however, to any market sale of shares received on vesting of restricted stock units or performance share units.

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401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election (including any contributions out of Company bonuses). This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to your election to participate in the plan for any enrollment period, your election to increase or decrease the level of your participation in the plan, and your sales of Company Securities purchased pursuant to the plan.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, to your election to participate in the plan or increase your level of participation in the plan and to your sale of any Company Securities purchased pursuant to the plan.

Bona Fide Gifts. The trading window restrictions and restrictions on engaging in transactions when aware of material nonpublic information do not apply to a bona fide gift of Company Securities so long as the recipient of the Company Securities is subject to the same provisions of this Policy as the donor. Any gift of Company Securities by a Section 16 Person remains subject to the pre-clearance requirements of this Policy.

IMPLEMENTATION
The current version of this Policy will at all times be accessible through the Company's intranet. The Company will notify the Window Group of the trading window periods for each quarter. The Company provides training and information on this Policy and the insider trading laws to appropriate Company Personnel from time to time, and Company Personnel are required to attend all such trainings assigned to them.

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COMPLIANCE AND SANCTIONS

Failure to comply with this Policy may be grounds for disciplinary action, in accordance with local law, up to and including termination.

REPORTING AND NON-RETALIATION

Company employees should, in accordance with local law, report any conduct that they believe in good faith to be a violation or apparent violation of this Policy to their manager, Human Resources, the Legal Department, the Office of Business Conduct & Ethics, or the Ethics Helpline at www.PentairEthics.com. Any such reports shall be treated as confidential to the extent allowed by law. The Company prohibits retaliation for good faith reports of suspected misconduct.

CONTACT/QUESTIONS

Any questions concerning this Policy may be addressed to the General Counsel or the Office of Business Conduct & Ethics, or by e-mail at ethics@pentair.com.

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APPENDIX A

Rule 10b5-1 Trading Plan Transactions Policy

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a 10b5-1 Plan for transactions in Company Securities (as defined in this Policy) that meets certain conditions specified in that rule. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

The following guidelines apply to all 10b5-1 Plans (unless otherwise approved by the General Counsel):

•For Section 16 Persons, no transaction may take place under a 10b5-1 Plan until expiration of a cooling-off period consisting of the later of (a) 90 days after adoption or modification (as specified in Rule 10b5-1) of the 10b5-1 Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the 10b5-1 Plan was adopted or modified (as specified in Rule 10b5-1), but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the plan.
•For persons other than Section 16 Persons, no transaction may take place under a 10b5-1 Plan until the expiration of a cooling-off period that is 30 days following the adoption or modification (as specified in Rule 10b5-1) of a 10b5-1 Plan.
•Subject to certain limited exceptions specified in 10b5-1, you may not have more than one 10b5-1 Plan in effect at any same time.
•Subject to certain limited exceptions specified in Rule 10b5-1, you may only enter into a 10b5-1 Plan that is designed to effect an open market purchase or sale of the total amount of securities subject to the 10b5-1 Plan as a single transaction (a “single-transaction plan”) if you have not entered into a “single-transaction plan” in the prior 12 months.
•You must act in good faith with respect to a 10b5-1 Plan. A 10b5-1 Plan cannot be entered into as part of a plan or scheme to evade the prohibition of Rule 10b-5. Therefore, although modifications to an existing 10b5-1 Plan are not prohibited, a 10b5-1 Plan should be adopted with the intention that it will not be amended or terminated prior to its expiration.
•Section 16 Persons must include a representation in the 10b5-1 Plan that (i) the person is not aware of material, nonpublic information about the Company or Company

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Securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.
For purposes of the above, a modification as specified in Rule 10b5-1 includes any modification of a 10b5-1 Plan that changes the amount, price or timing of the purchase or sale of securities underlying the 10b5-1 Plan.

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